Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Helmerich & Payne, Inc. and Helmerich & Payne International Drilling Co. for the registration of debt securities, preferred stock, common stock, warrants, rights, units and guarantees of debt securities and to the incorporation by reference therein of our report dated 4 April 2025, with respect to the consolidated financial statements of KCA Deutag International Limited, included in Helmerich & Payne, Inc.’s Current Report on Form 8-K/A dated 4 April 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Aberdeen, United Kingdom

15 May 2025